March 20, 2020	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com
To: All Canadian Securities Regulatory Authorities

Subject: FSD PHARMA INC

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :		Annual General and Special Meeting
Record Date for Notice of Meeting :		April 14, 2020
Record Date for Voting (if applicable) :		April 14, 2020
Beneficial Ownership Determination Date :		April 14, 2020
Meeting Date :		May 29, 2020
Meeting Location (if available) :		Toronto, ON
Issuer sending proxy related materials directly to NOBO:		Yes
Issuer paying for delivery to OBO:		Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders		Yes
Beneficial Holders Stratification Criteria:		Not Applicable
NAA for Registered Holders		Yes
Registered Holders Stratification Criteria:		Not Applicable

Voting Security Details:
Description	CUSIP Number		ISIN
CLASS B SUBORDINATE VOTING	35954B206		CA35954B2066
CLASS A MULTIPLE VOTING SHARES	RFYQMV218		CARFYQMV2181

Sincerely,

Computershare

Agent for FSD PHARMA INC